File No. 70-

                   SECURITIES AND EXCHANGE COMMISSION
                            450 FIFTH STREET
                         WASHINGTON, D.C.  20549
               __________________________________________
                    FORM U-1 APPLICATION-DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________

                             Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

                 (Name of company filing this statement
               and address of principal executive offices)

                              Cinergy Corp.
                (Name of top registered holding company)

William J. Grealis                        George Dwight II
Vice President/Chief Strategic Officer    Senior Counsel
Cinergy Corp.                             Cinergy Corp.
139 East Fourth Street, 29AT2             139 East Fourth Street, 25AT2
Cincinnati, Ohio 45202                    Cincinnati, Ohio 45202
William C. Weeden
Skadden, Arps, Slate, Meagher & Flom, LLP
1440 New York Avenue, N. W.
Washington, DC 20005

                (Name and address of agents for service)



Item 1. Description of Proposed Transactions

A.   Introduction; Requested Authorization

     Cinergy Corp., a registered public utility holding company
("Cinergy"), seeks Commission authorization under the Public Utility Holding Company Act of 1935, as amended (the "Act"), to adopt and implement a shareholder rights plan (the "Plan").

     Pursuant to the Plan, the Board of Directors (the "Board") of
Cinergy intends to declare a dividend of one right (a "Right") for each outstanding share of Cinergy Common Stock, par value $0.01 per share (the "Common Stock"), payable to shareholders of record on the tenth business day after receipt of the authorization herein requested (the "Record Date"). As of April 30, 2000, there were approximately 159 million shares of Common Stock outstanding. The Rights will be created by and issued pursuant to a Rights Agreement (the "Rights Agreement"), between Cinergy and The Fifth Third Bank, an Ohio banking corporation, as Rights Agent.

     More specifically, Cinergy herein seeks authorization under the Act to implement the Plan and the Rights Agreement, including, among other actions permitted by the Rights Agreement, the following transactions:

     (1)  The dividend distribution of the Rights;

     (2) The making of adjustments to the Exercise Price (defined below), and the issuance and sale of Common Stock or the transfer of other assets upon exercise of the Rights;

     (3)  The redemption of Rights; and

     (4) Amending the Rights Agreement from time to time as described herein.

B.   Background:  Shareholder Rights Plans

     Shareholder rights plans have become a widely accepted means to maximize shareholder value by reducing the risk of nonrealization of shareholder value due to opportunistic acquisition proposals. A fundamental purpose of these plans is to encourage potential acquirors to negotiate with the Board. And having such a plan in place may enhance the probability that a competing offer will emerge. More than 2,000 companies have adopted rights plans, including a majority of the Fortune 500 companies and more than 40 utility companies. The Commission has issued numerous orders authorizing registered public utility holding companies to adopt rights plans similar to the instant Plan./1/

     The Rights Agreement is appropriate and necessary to preserve, in the event of an attempted takeover, Cinergy's value for its shareholders. It is designed to deter attempts to acquire Cinergy in a manner or on terms which the Board determines are not in the best interests of all shareholders. Specifically, the Rights Agreement is intended to:

     (i) reduce the risk of two-tiered, front-end loaded tender offers or partial tender offers which may not offer fair and equal value to all shareholders of Cinergy;

     (ii) deter potential accumulators of Cinergy's shares who (through open market and/or private purchases) may achieve a position of substantial influence, or even control, without paying to the selling or remaining shareholders of Cinergy an appropriate control premium for their shares;

     (iii) deter potential accumulators of Cinergy's shares who are only interested in putting Cinergy into "play"; and

     (iv) preserve for Cinergy's Board maximum bargaining power and flexibility to deal with hostile acquirors in order to be in a position to maximize value for all shareholders.

     The Rights Agreement attempts to achieve these goals by confronting a potential acquiror of more than 10% of Cinergy's outstanding Common Stock with the possibility that Cinergy's shareholders, by exercising their Rights, will be able to increase substantially such acquiror's cost of acquiring Cinergy.

     The Plan would not, however, make Cinergy "acquisition-proof" nor preclude a proxy contest. Shareholder rights plans in general and this Plan in particular protect against takeover abuses, give all interested parties an increased period of time in which to make decisions on fundamental matters such as a takeover, and strengthen the ability of the Board to fulfill its fiduciary duties in considering an acquisition offer that gives maximum long-term value to the holders of the Common Stock.

     For all of these reasons, Cinergy believes that the Plan, including the adoption of the Rights Agreement and the distribution of the Rights to Cinergy's shareholders, provides appropriate protections for shareholders from the takeover abuses discussed above.

C.   Description of Plan

     1.   Exercise Price

     The Rights created under the Rights Agreement would entitle the holders thereof to purchase one share of Common Stock at a price of $100 per whole share of Common Stock (the "Exercise Price"), subject to adjustment. Initially, the Rights would not be exercisable and would trade with the outstanding shares of Common Stock. Upon the occurrence of the triggering events described below, the Rights would become exercisable and certificates representing the Rights would be distributed and would trade independently of such outstanding shares. However, the Rights would not entitle the holders thereof to make a discounted purchase of shares of Cinergy's Common Stock or of the common stock of the person proposing to acquire Cinergy until the occurrence of either of the events described below under "Discount Purchase Right."

     2.   Distribution Events

     The Rights would become exercisable (i.e., Common Stock could be purchased at the Exercise Price pursuant to the Rights) upon the earlier to occur of (such date, the "Distribution Date") (i) 10 business days after the first public announcement that any person or group (an "Acquiring Person") has without the Board's prior consent acquired beneficial ownership of 10% or more of Cinergy's outstanding Common Stock ("Acquisition Event") and (ii) 10 business days (unless extended by the Board) after any person or group has commenced a tender or exchange offer which would, upon its consummation, result in such person or group becoming an Acquiring Person ("Offer Event").

     3.   Discount Purchase Right

     After the Distribution Date, if an Acquisition Event has occurred, the holders of the Rights (other than an Acquiring Person and certain transferees thereof, whose Rights will become void) would immediately have the right to receive (subject to the effectiveness of an appropriate registration statement under the Securities Act of 1933), for each Right exercised, Common Stock having a market value equal to two times the Exercise Price then in effect ("Discount Purchase Right").

     In the event that, following an Acquisition Event, (i) Cinergy is acquired by another person or entity not controlled by Cinergy ("Acquiror") in a merger or other business combination transaction in which Cinergy is not the continuing or surviving entity, (ii) an Acquiror consolidates or merges into Cinergy in a merger or other business combination transaction in which Cinergy is the continuing or surviving entity and, in connection with the transaction, all or part of the Common Stock is changed into or exchanged for property, or (iii) 50% or more of Cinergy's consolidated assets or earning power is sold or transferred to an Acquiror, each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter be entitled to receive, for each Right exercised, common stock of the Acquiror or other appropriate party having a market value equal to two times the Exercise Price then in effect.

     4.   Redemption of Rights

     The Rights may be redeemed, as a whole, at a Redemption Price of $0.01 per Right, subject to adjustment, at the direction of the Board, which Redemption Price shall be paid at Cinergy's option, in cash, shares of Common Stock or other appropriate form of consideration, at any time prior to the earlier of (i) the close of business on the date that any person has become an Acquiring Person and (ii) the date of final expiration of the Rights. The Rights will expire at the close of business ten years from the date of the Rights Agreement, unless earlier redeemed or exchanged by Cinergy as described below.

     5.   Adjustments to Exercise Price

     The Exercise Price payable, and the number of shares of Common
Stock (or other securities, as the case may be) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of Common Stock or convertible securities at less than the then current market price of Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants. Prior to the date on which the Rights become exercisable, the Board may make such equitable adjustments as it deems appropriate in the circumstances in lieu of any adjustment otherwise required by the foregoing.

     With certain exceptions, no adjustment in the Exercise Price will be required until the time at which cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     6.   Amendments

     The terms of the Rights may be amended by the Board (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights (including the interests of any Acquiring Person) or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement. The terms of the Rights may not be amended at a time when the Rights are not redeemable.

Item 2.   Fees, Commissions and Expenses

     The fees, commissions, and expenses paid or to be paid or incurred by Applicant or any associate company thereof in connection with the proposed transactions are estimated as follows:

     Skadden Arps Slate Meagher & Flom                 $45,000
     Rights Agent                                      $ 5,000
     TOTAL                                             $50,000

Item 3.   Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 42 and 54 thereunder are or may be applicable to the proposed transactions./2/

     Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (as defined in section 32 of the Act, "EWG") or a foreign utility company (as defined in section 33 of the Act, "FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Cinergy currently does not meet the conditions of Rule 53(a). As of March 31, 2000, Cinergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $607.8 million. This amount is equal to approximately 58% of Cinergy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2000, of approximately $1055.8 million, which exceeds the 50% "safe harbor" limitation contained in the rule.

     By order dated March 23, 1998 (HCAR No. 26848) ("1998 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to 100% of Cinergy's average "consolidated retained earnings." By order dated June 23, 2000 (HCAR No. 27190) ("2000 Order"), the Commission granted Cinergy additional authorization to invest
in EWGs and FUCOs beyond that granted in the 1998 Order   specifically, $1
billion in addition to Cinergy's aggregate investment at the date of such order. Although Cinergy's aggregate investment at March 31, 2000 exceeds the 50% "safe harbor" limitation, this investment is below the limitation authorized by the 1998 and 2000 Orders.

     With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of March 31, 2000, Cinergy's consolidated capitalization consisted of 43.5 % equity and 56.5% debt. These ratios are within acceptable ranges, as further reflected by the fact that at March 31, 2000 Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. The impact of the proposed transactions upon

     Cinergy's consolidated capitalization will be insubstantial.

     With respect to earnings, Cinergy's interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket No. 70-9011. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

     Cinergy satisfies all of the other conditions of paragraphs (a) and
(b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and
(3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.   Regulatory Approval

     The proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.

Item 5.   Procedure

     Applicant requests that the Commission issue an order as soon as practicable after the expiration of the applicable public notice period granting and permitting this Application-Declaration to become effective.

     Applicant waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.   Exhibits and Financial Statements

     (a)  Exhibits

     A-1          Certificate of incorporation of Cinergy (incorporated
by reference from Cinergy's 1993 Form 10-K in File No. 1-11377)

     A-2          By-laws of Cinergy, as amended on April 21, 1999
(incorporated by reference from Cinergy's March 31, 1999 Form 10-Q in File No. 1-11377)

     A-3          Form of Rights Agreement, dated July ____, 2000,
between Cinergy and The Fifth Third Bank, as Rights Agent

     B            Not applicable

     C            Not applicable

     D            Not applicable

     E            Not applicable

     F-1    Preliminary Opinion of Counsel

     G            Form of Federal Register Notice

Financial Statements

     NOTE: Cinergy corporate and consolidated actual and pro forma financial statements are omitted since the proposed transactions will not have a material impact thereon.

Item 7.   Information as to Environmental Effects

     (a)  The proposed transactions are designed to assist
Cinergy's Board in responding to an unsolicited takeover. Consequently, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                       SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration on Form U-1 to be signed on its behalf by the officer indicated below.

Dated:  July 28, 2000

                                        Cinergy Corp.

                                        By:  /s/William J. Grealis
                                        Vice President & Chief Strategic
                                        Officer

                                ENDNOTES

/1/ See HCAR Nos. 27052, July 23, 1999 (Allegheney Energy, Inc.); 27013, April 30, 1999 (Northeast Utilities); 26965, January 15, 1999 (Interstate Energy Corp.); 26961, December 29, 1998 (Ameren Corp.); 26861, April 22, 1998 (Conectiv, Inc.); 26797, December 19, 1997 (Central and South West Corp.); 26751, August 1, 1997 (New Century Energies, Inc.); 26532, June 12, 1996 (National Fuel Gas Co.); 26434, December 19, 1995 (Consolidated Natural Gas Co.).

/2/ Cinergy shareholder approval is not required for the adoption of the Plan inasmuch as Cinergy does not intend to increase the number of shares of Common Stock (600,000,000) authorized by its certificate of incorporation. Accordingly, Commission authorization to solicit proxies under Section 12(e) is not being requested.